Exhibit 99.18

CONSENT OF SCOTT C. ELFEN
The undersigned hereby consents to the use of the report listed below, and the information derived therefrom, as well as to the reference to his name, in each case where used or incorporated by reference in the Annual Report on Form 40-F of Ero Copper Corp., including in the Annual Information Form filed as an exhibit thereto, being filed with the United States Securities and Exchange Commission.
1.Technical Report on the Boa Esperança Project entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021.
Yours truly,

/s/ Scott C. Elfen
____________________________________
Scott C. Elfen, P.E.
Ausenco Engineering Canada Inc.

Dated: March 11, 2022